UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to § 240.13d- 1(b), (c) and (d) and
Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )*

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G28365 107

(CUSIP Number)

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365107	Schedule 13G	Page 2 of 5

1.	Names of Reporting Persons: Xianqun Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power
3,340,000 Ordinary Shares*
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
3,340,000 Ordinary Shares*
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,340,000 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐
11.	Percent of Class Represented by Amount in Row (9):
8.8%**
12.	Type of Reporting Person (See Instructions):
IN

*	Represents (i) 520,000 Ordinary Shares (as defined below), (ii) 900,000 Ordinary Shares issuable upon exercise of the warrants pursuant to a consulting and warrant issuance agreement dated October 27, 2021 among the Issuer (as defined below), the Reporting Person (as defined below) and three other consultants and (iii) 1,920,000 Ordinary Shares issuable upon exercise of the warrants pursuant to a securities subscription and warrant purchase agreement dated June 30, 2022 among the Reporting person, the Issuer and certain other parties.

**	Percentage of class based on 34,948,371 Ordinary Shares outstanding as of December 14, 2023, which information was provided by the Issuer to the Reporting Person. In computing the percentage ownership of the Reporting Person, Ordinary Shares that the Reporting Person has the right to acquire within 60 days after December 14, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

CUSIP No. G28365107	Schedule 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

Metalpha Technology Holding Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Suite 1508, Central Plaza 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is filed by Mr. Xianqun Hu (the “Reporting Person”) and amends the Schedule 13D originally filed by the Reporting Person on February 14, 2023, as amended by the Amendment No. 1 filed on June 7, 2023.

(b)	Residence:

The residential address of the Reporting Person is Room 602 Tower 4, Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing, the People’s Republic of China.

(c)	Citizenship of the Reporting Person:

The Reporting Person is a citizen of the Peoples’ Republic of China.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

G28365 107

ITEM 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of the Ordinary Shares as of December 14, 2023, based upon 34,948,371 Ordinary Shares outstanding as of December 14, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of Class	Sole Power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Xianqun Hu	3,340,000	8.8%	3,340,000	0	3,340,000	0

CUSIP No. G28365107	Schedule 13G	Page 4 of 5

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

Xianqun Hu

/s/ Xianqun Hu

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